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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JAMDAT Mobile Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
47023T 10 0
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: QUALCOMM Incorporated

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	I.D. No. 95-3685934

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Not applicable

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		Not applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	Not Applicable

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Not applicable

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
    Item 1.
(a)	Name of Issuer

The name of the issuer is JAMDAT Mobile Inc. (the “Issuer”).

(b)	Address of the Issuer’s Principal Executive Offices

3415 S. Sepulveda Blvd., Suite 700, Los Angeles, California 90034
Item 2.
(a)	Name of Person Filing

QUALCOMM Incorporated

(b)	Address of Principal Business Office or, if none, Residence

5775 Morehouse Dr., San Diego, California 92121

(c)	Citizenship

QUALCOMM Incorporated is a Delaware corporation

(d)	Title of Class of Securities

Common Stock, par value $0.0001

(e)	CUSIP Number

47023T 10 0
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 420.13d-2(b) or (c), check whether the person filing is a:
     Not Applicable.
Item 4. Ownership
     Not Applicable.
Item 5. Ownership of Five Percent or Less of a Class.
     If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
     Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not Applicable.

Item 8. Identification and Classification of Members of the Group.
     Not Applicable.
Item 9. Notice of Dissolution of Group.
     Not Applicable.
Item 10. Certification.
     Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of shares outstanding, the reporting person has no further reporting obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the reporting person has no obligation to amend this Statement if any material change occurs in the facts set forth herein.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule 13G is true, complete and correct.
Dated: February 14, 2006

/s/ Richard F. Grannis
Richard F. Grannis,
Senior Vice President and Treasurer